Exhibit 1.01

Conflict Minerals Report
as required by Items 1.01 and 1.02 of Form SD

The Conflict Mineral Report for BorgWarner Inc. ("BorgWarner", "we") is provided in accordance with Rule 13p-1 under the Securities and Exchange Commission Act of 1934 for the reporting period January 1, 2016 to December 31, 2016. We maintained a cross-functional Conflict Minerals ("CM") team, reviewed BorgWarner's CM statement and carried out a process to contact suppliers of materials identified using BorgWarner's Enterprise Approved Sourcing List ("the EASL"), supplemental supplier data and experience gained in earlier years of CM reporting.

On November 10, 2015, we completed our acquisition of Remy International Inc. ("Remy"), a Delaware corporation and formerly publicly traded company listed on NASDAQ. Remy was previously obligated to file a Form SD and report concerning its use of tin, tantalum, tungsten or gold ("3TG"). We incorporated a discussion of Remy’s 2015 processes in our Conflict Minerals Report filed for the period January 1, 2015 to December 31, 2015. That discussion covered (i) Remy USA Industries, L.L.C., which acquired substantially all of the assets of United Starters and Alternators Industries, Inc. on January 13, 2014; and (ii) Maval Industries, L.L.C. (“Maval”), which acquired substantially all of the assets of Maval Manufacturing, Inc. on March 1, 2015.

During 2016, BorgWarner sold certain former Remy businesses including the light vehicle aftermarket business and Maval. The business and assets acquired from United Starters and Alternators Industries, Inc. ceased operating in 2016. Those businesses are therefore not covered by this report. The original equipment and heavy duty aftermarket businesses of Remy now owned by BorgWarner were incorporated in BorgWarner's Conflict Minerals processes for 2016.

Based on the data collected from our processes, BorgWarner has no information that 3TG necessary to the functionality or production of our products financed or benefited armed groups in the Democratic Republic of the Congo ("DRC") or an adjoining country that shares an internationally recognized border with the DRC (the "Conflict Region").

1.	Company and Products Overview

BorgWarner is a product leader in clean and efficient technology solutions for combustion, hybrid and electric vehicles. Our products help improve vehicle performance, propulsion efficiency, stability and air quality. These products are manufactured and sold worldwide, primarily to original equipment manufacturers (“OEMs”) of light vehicles (passenger cars, sport-utility vehicles ("SUVs"), vans and light trucks). The Company's products are also sold to other OEMs of commercial vehicles (medium-duty trucks, heavy-duty trucks and buses) and off-highway vehicles (agricultural and construction machinery and marine applications). We also manufacture and sell our products to certain Tier One vehicle systems suppliers and into the aftermarket for light, commercial and off-highway vehicles. The Company operates manufacturing facilities serving customers in Europe, the Americas and Asia, and is an original equipment supplier to every major automotive OEM in the world.

The Company reports its results under two reporting segments: Engine and Drivetrain. The Engine Segment develops and manufactures products to improve fuel economy, reduce emissions and enhance performance. Increasingly stringent regulation of, and consumer demand for, better fuel economy and emissions performance are driving demand for the Engine Segment's products in gasoline and diesel engines and alternative powertrains. The Engine Segment's products include: turbochargers, timing systems, emissions systems, thermal systems, thermostats, diesel cold start systems and gasoline ignition technology. The Drivetrain Segment develops and manufactures mechanical products for automatic transmissions and all-wheel drive ("AWD") vehicles and rotating electrical components for light and commercial vehicle OEMs and the aftermarket. Precise controls, better response times and minimal parasitic losses, all of which improve fuel economy and vehicle performance, are the core design features of the Drivetrain Segment's mechanical product portfolio. The core design features of its rotating electrical components portfolio are meeting the demands of increasing vehicle electric loads, improved fuel efficiency, reduced weight and lowered electrical and mechanical noise. The Drivetrain Segment's mechanical products include friction, mechanical and controls products for automatic transmissions and torque management products for AWD vehicles, and its rotating electrical components include starter motors, alternators and hybrid electric motors.

2.	Management Systems

2.1    Conflict Minerals Statement

BorgWarner is committed to continuing to operate in a socially responsible manner and expects suppliers throughout its supply chain to supply products and materials from socially responsible sources. To that end, the Company has developed a conflict minerals statement that has been provided to all suppliers and can be found on our internet website at www.borgwarner.com.

2.2    Internal Management Team

BorgWarner's cross-functional team to address CM reporting is composed of representatives from Global Supply Chain Management, Finance, Sales and Marketing, Information Technology, and Law.

3. Steps Taken to Determine Origin of Tin, Tantalum, Tungsten, and/or Gold in the Supply Chain

•BorgWarner reviewed its standard purchase order terms and conditions and concluded that those requirements encompass supplier responsibility to provide CM reporting information.

•The EASL and other supplier data were reviewed and refined by each manufacturing plant on a Company-wide basis.

•Suppliers to former Remy businesses now owned by BorgWarner were added to BorgWarner's inquiry list for 2016.

•Each year since 2015, BorgWarner removed from its inquiry list those suppliers who certified for two consecutive years that the products they supply to BorgWarner do not contain 3TG. Accordingly, the Global Supply Chain Management team determined that approximately 700 direct material suppliers of BorgWarner should respond to CM information requests for 2016.

•Suppliers were requested to provide a contact person for conflict mineral matters and to respond via iPoint or the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative Conflict Minerals Reporting Template as to whether they supplied products containing 3TG, and if so, the origin of the 3TG.

•Follow-up questions were submitted to suppliers through early 2017 to better understand whether products they supply to us contain 3TG, and if so, to better trace the origin of those materials.

4.     Results for Calendar Year 2016

•Based on responses provided to our Reasonable Country of Origin Inquiry, we have no information that 3TG necessary to the functionality or production of our products financed or benefited armed groups in the Conflict Region.

5.    Steps BorgWarner Has Taken or Will Take Since the End of Calendar Year 2016

•Based on our evaluation of a supplier's response, we may conduct a more thorough due diligence inquiry, which may include follow-up questions to the supplier and the supplier's sub-suppliers within the supply chain, a review of any mine or smelter certification, a review of specifications and similar activities designed to determine the source of 3TG and whether that source directly or indirectly aids armed groups in the Conflict Region.

•BorgWarner will continue to monitor the state of conflict in the Conflict Region and the availability of conflict-free smelters.

•Due to the breadth and complexity of BorgWarner’s products and respective supply chain, it will take time for many of our suppliers to verify the origin of 3TG in the products they supply to us. Using our supply chain due diligence processes, driving accountability within the supply chain by leveraging the industry standard Conflict-Free Sourcing Initiative/Conflict-Free Smelter program, and continuing our outreach efforts we hope to further develop information from our downstream suppliers.

This Conflict Minerals Report was not subjected to an independent private sector audit.

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